Exhibit 99.1

Hebron Technology Co., Ltd. Reports Fiscal Year 2018 Financial Results

WENZHOU, China, May 15, 2018 /PRNewswire/ -- Hebron Technology Co., Ltd. ("Hebron" or the "Company") (Nasdaq: HEBT), a developer, manufacturer and installer of valves and pipe fittings for use in the pharmaceutical, biological, food and beverage, and other clean industries, today announced its financial results for the fiscal year ended December 31, 2018.

Fiscal Year 2018 Financial Highlights

	Year ended December 31,		Changes
	2018	2017	($)	(%)
Revenue	$25,290,060	$29,200,445	(3,910,385)	(13)%
Installation service	17,297,212	23,748,141	(6,450,929)	(27)%
Fluid equipment sales	7,992,848	5,452,304	2,540,544	47%

Gross profit	7,577,952	10,444,161	(2,866,209)	(27)%
(Loss) Income from operations	(5,329,410)	3,877,317	(9,206,727)	(238)%
Net income	(5,144,715)	7,136,387	(12,281,102)	(172)%
Basic and diluted EPS	$(0.33)	$0.49	(0.82)	(167)%

•	Total revenues decreased by 13.0% to $25.29 million for the twelve months ended December 31, 2018.
•	Operating (loss) income decreased 237.5% to operation loss of $5.3 million for the twelve months ended December 31, 2018 from operation income of $4.07 million for the same period of the prior fiscal year, primarily due to bad debt provision of $7.9 million for the twelve months ended December 31, 2018.
•	Net loss was $5.14 million, for the twelve months ended December 31, 2018, compared to net income of $7.14 million for the same period of the prior fiscal year.

	Years ended December 31,				Changes	Changes
	2018	%	2017	%	($)	(%)
Installation service	6,356,004	37%	9,470,074	40%	(3,114,070)	(33)%
Fluid equipment sales	1,221,948	15%	974,087	18%	247,861	25%
Gross profit	7,577,952	30%	10,444,161	36%	(2,886,209)	(27)%

Revenues

Total revenues decreased by 13.0% to $25.29 million for the twelve months ended December 31, 2018 mainly due to decreasing installation revenues. Revenue from installation service was $17.30 million for the year ended December 31, 2018, representing a 27% decrease from last year. Due to market competition, the Company had 6 major installation projects in fiscal 2018, comparing to 12 major installation projects in fiscal 2017 although the average individual contract amount increased from $2.0 million in fiscal 2017 to $2.6 million in fiscal 2018. Revenues from fluid equipment sales increased by 47% to $7.99 million for the twelve months ended December 31, 2018 due to increasing valve demands.

Cost of revenues and gross profit

Total cost of revenues decreased by $1.04 million to $17.71 million for the twelve months ended December 31, 2018, mainly due to decrease in the cost of installation service in fiscal 2018. For fiscal 2018, cost of installation service was $10.94 million representing a decrease of $3.3 million from 2017 due to lower installation service revenue, offset by an increase of $2.29 million in cost of fluid equipment sales.

Overall gross profit decreased by 27% or $2.89 million to $7.58 million for the twelve months ended December 31, 2018 from $10.44 million for the same period of the prior fiscal year. is the decrease was primarily due to gross profit from installation sales decreasing 33% in fiscal 2018 as compared to fiscal 2017.

Overall gross profit margin for fiscal 2018 was 30%, decreased from 36% in fiscal 2017. The gross profit margins for both of the Company’s installation service and fluid equipment sales decreased by 3% from fiscal 2017.

Operating expenses

Total operating expenses increased by $6.3 million, or 96.6%, to $12.9 million for the twelve months ended December 31, 2018. The significant increase in operating expense was primarily due to $7.7 million increase in bad debt provision, which was offset by a decrease of $0.8 million in selling expense and a $0.4 million decrease in general and administrative expenses.

For fiscal 2018, the Company’s general and administrative expenses were $3.30 million, representing an approximate decrease of $0.4 million compared to fiscal 2017. The decrease in general and administrative expenses was mainly due to the Company’s lesser professional fees in fiscal 2018.

For fiscal 2018, the Company’s research and development (“R&D”) expenses were $0.36 million, representing a decrease of $0.15 million from fiscal 2017. The decrease in R&D expense was due to less R&D projects and devices in fiscal year 2018.

For fiscal 2018, the Company’s selling expenses were $1.34 million, representing a 39% decrease from fiscal 2017. The decrease was mainly due to less revenue in fiscal 2018.

Operating (loss) income

Operating loss was $5.3 million for twelve months ended December 31, 2018, representing a decrease of 237% from operating income of $4.07 million in fiscal 2017, which was mainly due to less revenue and significant increase in operating expense during fiscal 2018.

Net income

Net loss was $5.14 million for the twelve months ended December 31, 2018, compared to net income of $7.14 million for fiscal 2017.

Financial Condition

As of December 31, 2018, the Company had cash and restricted cash balance of $3.07 million.

Net cash used in operating activities was approximately $0.73 million for the twelve months ended December 31, 2018, compared to net cash used in operating activities of $6.10 million for the same period of the prior fiscal year.

Net cash used in investing activities was approximately $0.12 million for fiscal 2018, compared to approximately $3.13 million for fiscal 2017.

Net cash provided by financing activities was approximately $0.73 million for fiscal 2018, compared to approximately $0.92 million for fiscal 2017.

About Hebron Technology Co., Ltd.

Established in January 2005 and headquartered in Wenzhou City, Zhejiang Province, China, Hebron Technology Co., Ltd. ("Hebron" or the "Company") engages in research, development, and manufacture of highly specialized valves and pipe fitting products for use in the pharmaceutical, biological, food and beverage, and other clean industries. The Company also offers its customers comprehensive pipeline design, installation, construction, and ongoing maintenance services as holistic solution services. For more information about the Company, please visit www.xibolun.com.

Forward-Looking Statements

This press release contains information about Hebron's view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Hebron encourages you to review other factors that may affect its future results in Hebron's registration statement and in its other filings with the Securities and Exchange Commission.

For more information, please contact:

In China:

Hebron Technology Co., Ltd.
Ms. Yingping Chen
Secretary
Phone: +86-180-6776-3129

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2018	2017
ASSETS
CURRENT ASSETS:
Cash	$947,588	$3,220,781
Restricted Cash	2,124,655	55,322
Contracts receivable, net	24,669,365	16,904,972
Accounts receivable, net	2,655,845	1,419,305
Notes receivable	81,611	689,171
Retainage receivables, net	3,146,986	2,564,404
Inventories	365,480	1,582,501
Prepayments and advances to suppliers, net	3,568,003	11,904,107
Other receivables, net	767,681	240,284
Prepaid expenses and other current assets	94,539	-
TOTAL CURRENT ASSETS	38,421,753	38,580,847

Property and equipment at cost, net of accumulated depreciation	12,515,894	14,588,262
Land use right, net of accumulated amortization	969,339	1,086,148
Deposits for rent	43,633	46,101
Equity investment	3,054,090	-
Deferred tax assets	1,648,967	247,324

TOTAL ASSETS	$56,653,676	$54,548,682

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term loans	$1,698,058	$457,940
Notes Payable	2,117,382	55,322
Accounts payable	1,361,687	1,276,784
Accrued expenses and other current liabilities	2,112,472	1,327,513
Other loan payable - current	177,291	179,182
Advances from customers	3,131,338	2,825,215
Taxes payable	9,085,746	7,067,593
TOTAL CURRENT LIABILITIES	19,683,974	13,189,549

Other loan payable - long-term	212,351	411,683
Long-term loans	-	414,912

TOTAL LIABILITIES	19,896,325	14,016,144

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Common stock
Class A common stock, $0.001 par value, 40,000,000 shares authorized, 8,491,177 and 6,916,947 shares issued and outstanding as of December 31, 2018 and 2017, respectively	8,491	6,917
Class B common stock, $0.001 par value, 10,000,000 shares authorized, 7,778,400 shares issued and outstanding as of December 31, 2018 and 2017, respectively.	7,778	7,778
Additional paid-in capital	13,361,447	10,237,965
Retained earnings	24,732,776	29,877,491
Accumulated other comprehensive income (loss)	(1,353,141)	402,387
TOTAL SHAREHOLDERS’ EQUITY	36,757,351	40,532,538

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$56,653,676	$54,548,682

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME (LOSS)

	For the Years Ended December 31,
	2018	2017	2016
REVENUE
Installation service	$17,297,212	$23,748,141	$24,299,062
Fluid equipment sales	7,992,848	5,452,304	2,798,774
	25,290,060	29,200,445	27,097,836
COST OF REVENUE
Cost of product and services	17,458,252	18,080,777	16,192,810
Business and sales related taxes	253,856	675,507	443,448
GROSS PROFIT	7,577,952	10,444,161	10,461,578

OPERATING EXPENSES

General and administrative expenses	3,298,188	3,683,594	932,911
Selling expenses	1,337,321	2,187,253	1,742,147
Bad debt expenses (recovery)	7,913,442	187,715	(227,873)
Research and development expenses	358,411	508,282	33,847
Total operating expenses	12,907,362	6,566,844	2,481,032
(LOSS) INCOME FROM OPERATIONS	(5,329,410)	3,877,317	7,980,546

OTHER INCOME (EXPENSE)
Other income, net	(426,585)	377,174	6,431
Interest expense	(208,306)	(56,953)	(49,625)
Income from investment	168,534	-	-
Total other (expense) income, net	(466,357)	320,221	(43,194)

(LOSS) INCOME BEFORE INCOME TAXES	(5,795,767)	4,197,538	7,937,352
(BENEFIT FROM) PROVISION FOR INCOME TAXES	(651,052)	(2,938,849)	2,002,467

NET (LOSS) INCOME	$(5,144,715)	$7,136,387	$5,934,885

OTHER COMPREHENSIVE INCOME (LOSS)

Foreign currency translation (loss) income	(1,755,528)	2,249,081	(1,401,124)

COMPREHENSIVE (LOSS) INCOME	$(6,900,243)	$9,385,468	$4,533,761

Basic and diluted (loss) earnings per common share
Basic	$(0.33)	$0.49	$0.49
Diluted	$(0.33)	$0.49	$0.49

Weighted average number of shares outstanding
Basic	15,760,633	14,695,347	12,029,538
Diluted	15,760,633	14,695,347	12,046,045

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Class A Common Stock		Class B Common Stock		Additional paid in	Retained	Accumulated Other Comprehensive
	Shares	Amount	Shares	Amount	capital	Earnings	Income (Loss)	Total
Balance at January 1, 2016*	4,221,600	$4,222	7,778,400	$7,778	$108,970	$16,806,219	$(445,570)	$16,481,619
Issuance Class A shares - IPO	2,695,347	2,695	-	-	10,128,995	-	-	10,131,690
Net income			-	-	-	5,934,885	-	5,934,885
Foreign currency translation loss			-	-	-	-	(1,401,124)	(1,401,124)
Balance at December 31, 2016	6,916,947	6,917	7,778,400	7,778	10,237,965	22,741,104	(1,846,694)	31,147,070

Net income	-	-	-	-	-	7,136,387	-	7,136,387
Foreign currency translation income	-	-	-	-	-		2,249,081	2,249,081
Balance at December 31, 2017	6,916,947	6,917	7,778,400	7,778	10,237,965	29,877,491	402,387	40,532,538

Net loss	-	-	-	-	-	(5,144,715)	-	(5,144,715)
Foreign currency translation loss	-	-	-	-	-	-	(1,755,528)	(1,755,528)
Issuance of class A common stock for consulting services	131,452	131	-	-	239,369	-	-	239,500
Issuance of class A common stock for equity investment	1,442,778	1,443	-	-	2,884,113	-	-	2,885,556
Balance at December 31, 2018	8,491,177	$8,491	7,778,400	$7,778	$13,361,447	$24,732,776	$(1,353,141)	$36,757,351

* Retrospectively adjusted the reclassification of the Company’s common stock (see Note 14)

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2018	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(5,144,715)	$7,136,387	$5,934,885
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	1,195,161	939,995	517,402
Loss on disposition of property and equipment	283,487	12,179	228,245
Deferred tax expense (benefit)	(1,471,938)	11,526	56,968
Bad debt expense (recovery)	7,913,442	187,715	(227,873)
Changes in operating assets and liabilities:
Contracts receivable	(9,019,036)	(2,992,867)	(5,893,527)
Accounts receivable	(1,383,452)	(950,850)	922,611
Notes receivable	593,674	(378,205)	(85,107)
Retainage receivables	(748,903)	(80,360)	(548,357)
Prepayment and advances to suppliers	93,149	(7,127,018)	(2,861,600)
Inventories	1,177,956	788,000	427,878
Other receivables	(598,764)	(156,074)	(1,535)
Accounts payable	146,546	26,450	(290,717)
Notes Payable	2,148,292	53,272	-
Advances from customers	429,217	(370,964)	528,193
Deferred revenue	-	(1,071,355)	3,161
Taxes payable	2,770,253	(2,365,120)	2,484,264
Accrued expenses and other current liabilities	890,551	240,505	382,410
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(725,080)	(6,096,784)	1,577,301

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions of property and equipment	(74,210)	(3,126,777)	(7,667)
Payments for intangible assets	(41,000)	-	-
Payments for construction in progress	-	-	(973,254)
NET CASH (USED IN) INVESTING ACTIVITIES	(115,210)	(3,126,777)	(980,921)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loans	1,995,763	295,954	301,019
Repayment of short-term bank loans	(1,088,667)	-	(795,443)
Proceeds from long-term loans	-	173,873	556,885
Repayment of long-term loans	-	(47,353)	-
Repayment/Proceeds from other loan	(176,427)	582,205	-
Repayment of other loan	-	(21,457)	-
Repayment of (proceeds from) related parties	-	(66,582)	72,009
Proceeds from issuance of shares in IPO	-	-	10,131,690
NET CASH PROVIDED BY FINANCING ACTIVITIES	730,669	916,640	10,266,160

EFFECT OF EXCHANGE RATE CHANGE ON CASH	(94,239)	(292,869)	(104,290)
NET (DECREASE) INCREASE IN CASH	(203,860)	(8,599,790)	10,758,250
CASH AND RESTRICTED CASH-beginning of year	3,276,103	11,875,893	1,117,643

CASH AND RESTRICTED CASH-end of year	$3,072,243	$3,276,103	$11,875,893

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for income taxes	$42,250	$-	$-
Cash paid for interest	$91,917	$75,704	$50,705

Non-cash financing activities
Warrants issued to placement agent in connection with the Company’s IPO	$-	$-	$488,730
Issuance of shares for consulting services	$239,500	$-	$-
Issuance of shares for equity investment	$2,885,556	$-	$-